UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Profusa, Inc.
Full Name of Registrant:

NorthView Acquisition Corp.
Former Name if Applicable

626 Bancroft Way, Suite A
Address of Principal Executive Office (Street and number):

Berkeley, CA 94710
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Profusa, Inc. (the “Registrant”) will be unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2025, by March 31, 2026. The Registrant cannot file its Form 10-K within the prescribed period without undue hardship and expense because additional time is needed. The Registrant expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ben Hwang	925	997-6925
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

Report on Form 8-K, filed July 18, 2025, was not timely.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates significant changes in its results of operations for the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 31, 2024, primarily as a result of the Registrant’s business combination that closed on July 11, 2025 (the “Business Combination”), and the related transactions. During the fiscal years ended December 31, 2025 and 2024, the Registrant recognized Net losses of $(31.9) million and $(9.2) million, respectively.

The increase in operating loss from fiscal year 2024 to fiscal year 2025 was a result of an increase in general and administrative expenses of $21.9 million primarily related to transaction costs associated with the Business Combination, an increase to R&D expenses of $1.2 million primarily related to the testing and development of the Lumee Oxygen product, and a decrease in other expenses of $0.5 million relating to an increase in gain on fair value adjustments of $1.7 million, and a reduction in interest expense of $1.9 million, offset by $2.6 million increase in financing costs, and $0.5 million increase in loss on the value of digital assets.

The change in operations resulted in a change to net loss per share, basic and diluted, from fiscal year 2024 to fiscal year 2025 of $(357.14) and $(95.37), respectively, which takes into account the 1-for-75 reverse stock split of the Registrant’s common stock on February 9, 2026.

These figures reflect management’s current estimates and are subject to change. Final results will be reflected in the Form 10-K to be filed.

Profusa, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By:	/s/ Ben Hwang
Name: Ben Hwang
Title: Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

3